SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                              LEARNER'S WORLD, INC.
                              ---------------------
                 (Name of Small Business Issuer in Its Charter)


            NEW YORK                                         11-33313 50
             --------                                        -----------
 (State or Other Jurisdiction of                           (I.R.S. Employer
  Incorporation or Organization)                         Identification No.)


                     369 AVENUE U, BROOKLYN, NEW YORK 11223
                     --------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


                                 (718) 449-3194
                                 --------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(B) of the Exchange Act:      NONE

Securities to be registered under Section 12(g) of the Exchange Act:

                    TITLE OF EACH CLASS TO BE SO REGISTERED:

                        COMMON STOCK ($0.0001 PAR VALUE)

       Name of Each Exchange on Which Each Class is to be Registered: N/A

This form is being filed with the Securities and Exchange Commission in order to become a reporting company under the Exchange Act of 1934 and to maintain the Company's quotation on the OTC Bulletin Board in compliance with National Association of Securities Dealers, Inc. (NASD(R)) Rules 6530 and 6540 to limit quotations on the OTC Bulletin Board(R) (OTCBB) to the securities of companies that report their current financial information to the SEC, banking, or insurance regulators.


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                                TABLE OF CONTENTS

                                                                        Page No.

                                     PART I

Item 1.    Description of Business ............................................1

Item 2.    Management's Discussion and Analysis or Plan of Operation ..........5

Item 3.    Description of Property ............................................9

Item 4.    Security Ownership of Certain Beneficial Owners and Management .....9

Item 5.    Directors, Executive Officers, Promoters and Control Persons ......10

Item 6.    Executive Compensation ............................................12

Item 7.    Certain Relationships and Related Transactions ....................12

Item 8.    Description of Securities .........................................13


                                     PART II

Item 1.    Market for Common Equity and Related Stockholder Matters ..........13

Item 2.    Legal Proceedings .................................................15

Item 3.    Changes in and Disagreements with Accountants .....................15

Item 4.    Recent Sales of Unregistered Securities ...........................15

Item 5.    Indemnification of Directors and Officers..........................18


                                    PART F/S

Financial Statements .........................................................19

                                    PART III

Item 1.    Signatures ........................................................21

Item 2.    Index to Exhibits .................................................22


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                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

As used herein the term "Company" refers to Learner's World, Inc., a New York Corporation, and its subsidiaries and predecessors, unless the context indicates otherwise. The Company was formed on June 28, 1996, with the intent to own and operate facilities for the care, education and recreation of children. In December 1996, the Company acquired three children's care and learning facilities from three affiliated corporations for a four year note of $775,000, bearing interest at the rate of 7% per annum. The Company's facilities are at the following locations in the New York metropolitan area: (i) 369 Avenue U, Brooklyn, New York, established in May 1993; (ii) 1535 First Avenue, New York, New York, established in September 1994, the Company has since moved the location of this facility to 432 Lakeville, Lake Success, New York 11402; and
(iii) 208-34 Cross Island Parkway, Bayside, New York, established in June 1994. The Company provides the following services for children and students: (1) day care and recreational services for children between the ages of two and one-half and ten, (2) academic tutorial services for students of all ages through high school, (3) instruction in computer skills and functions for students and adults, and (4) psychological diagnostic and remedial services for children, provided through licensed consulting professionals.

A.       FAMILY ENTERTAINMENT AND CHILD CARE CENTERS

SERVICES

Each center the Company operates offers the following services to families in the New York City metropolitan area:

          - PLAY CENTER: The play centers feature a distinct play zone comprised of a series of state of the art "soft" play equipment providing physical challenges and mental stimulations.

          - MINI-PLAY CENTER: The mini-play center is a special toddler area with mini-play equipment and other games and activities designed for toddlers.

          - BIRTHDAY CENTER: Each center has private rooms available seven days a week (including certain holidays) for birthdays and other celebrations.

          - SNACK BAR: A comfortable eating area and a convenient quick serve snack bar are located inside each center.

          - PLAY CENTER ARCADE: This area of the centers provide arcade machines for children who wish to take a break from the physical exertion of the Play Center.

          -    ACADEMIC  TUTORIAL  SERVICES:   Academic  tutorial  services  for
               students ranging from KINDERGARTEN TO 12TH grade.

          - CHILD CARE: The Company's facilities provide child care and recreational activities for two and one-half to ten year old children from 7:00 A.M. to 7:00 P.M. five days per week.

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          -    COMPUTER ASSISTED INSTRUCTION:  Computer assisted instruction for students and adults at all levels.

          -    DIAGNOSTIC AND PRESCRIPTIVE SERVICES: Diagnostic and prescriptive
               services  for  children   having   difficulties   in  the  school
               environment.

The Company's sources of revenue are tuition and fees, generally charged on an hourly basis for day care, tutoring and computer instruction. Charges for diagnostic and treatment services are also currently made on an hourly basis. Although the family entertainment centers which include locations in Manhattan, Brooklyn and Queens, are financially solvent the addition of child care, tutorial and computer instruction has enhanced revenue as these programs operate mostly during the hours when the play activities are at the minimal. All of these services are easily and logically merged. They are compatible in both theme and space utilization.

COMPETITIVE CONDITIONS

The children's day care and educational business is highly competitive. Numerous children's day care centers and educational facilities compete with the Company for customers and qualified personnel, including teachers, instructors and care-givers. There are many child care and family entertainment facilities located throughout the city of New York. Many of the Company's competitors are smaller privately owned facilities that operate only a single location and are greatly dependent on the surrounding geographic area and do not directly compete with or effect the revenues of the Company. However, some of the Company's competitors are larger corporations that operate franchises throughout the city, many of these child care corporations have significant resources and directly compete with the Company for child care revenues. New children's day care centers and educational facilities will be established in the future by competitors and may compete with the Company for customers, employees and suppliers. These competitors may have greater financial and managerial resources than the Company. The Company also competes with other types of facilities for children and students, including traditional schools, vocational schools, standard day care and babysitting services, children's recreational centers such as The Discovery Zone, and other educational and recreational opportunities for children.

METHOD OF COMPETITION

The Company will attempt to gain a competitive advantage over its competitors in the child care industry by diversifying the products that it offers and therefore better utilizing its resources for a greater profit potential. The addition of child care, and academic programs into currently functioning family entertainment centers has resulted in centers that are functionally and financially productive from the opening hour of 7:00 A.M. to the close of operations of 7:00 PM.

SUPPLIERS

The Company receives supplies from a variety of distributors. The few single vendors that the Company uses for items such as teaching materials and curriculum, paper and school supplies, food, and other items necessary for a fully operational day care facility are easily replaced if needed and would not have a material effect upon the revenues of the Company should the Company need to change principal suppliers.

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DEPENDANCE ON ONE OR FEW CUSTOMERS

The primary customers for the Company are individual family households and no single customer makes up more than a small percent of the total revenues. The Company does not expect that this will change in the future.

GOVERNMENT REGULATION

The Company and its facilities are subject to extensive government regulation at the federal, state and local level. The Company must comply with government regulations regarding employment, wages, safety, child care, teacher certification, staff credentials, access for handicapped and disabled persons and other laws, rules, regulations and ordinances. The Company must follow the State of New York child care regulations and hold current licences for each facility in order to conduct a child care business. The Company has held licences since 1996 and is currently in good standing with the State of New York. Although the Company does not foresee any change in the state or federal regulation of child care, if changes should occur the Company believes that it can adapt to such new regulations and that those changes would not have any significant effect on revenues or current operations of the Company. However, no assurance can be made that compliance or failure to comply with future regulation will not have a materially adverse effect on the business, operating results or financial condition of the Company.

B.       TEST PREPARATION INTERNET WEBSITE

The Company has several products and plans for others which will be used to create a dynamic interactive on line test preparation and vocational training website. The Company projects that this new website will become fully operational in December of 1999 and will be located on the Internet at www.learnersworld.com. Through this website the Company plans to offer to the public a location on the Internet where the customers can prepare for tests such as the SAT and other educational exams including but not limited to medical, law, and business. The site will also be designed to help customers prepare for vocational tests, such as civil service, post office, park ranger, police or firefighter. The Company also hopes to offer courses in other professions such as insurance agent, stock broker, or real estate agent. The Company intends to bring this content to the Internet and pair it with existing and emerging software to create an exciting interactive on line learning environment.

PRODUCTS

The Company will supply online computer based training to be used to prepare for vocational and educational placement testing. All test preparation courses will be interactive with live chat rooms and instructor availability. Each course includes simulated test environment for time and content as well as specific section on test taking techniques for the particular exam.

Upon the initial site launch the Company plans to have test preparation courses in the following areas:

         o        Civil Service
         o        SAT
         o        CLEP

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The  Company is also  developing  additional  test  preparation  areas which may include:

         o        Postal Service
         o        Security Guard Training
         o        High School Diploma Program
         o        AMA Qualifying Exams For Foreign Doctors:
         o        Hospitality (hotel/motel) Management
         o Medical and Related, Such as Home Health Attendants, EKG, Nurses Aid, Etc. ESL (English as a second language)

DISTRIBUTION

Distribution for the test preparation courses will be through the Company's website, www.learnersworld.com.

COMPETITIVE CONDITIONS

There are currently several significantly larger companies that will compete with the Company in the test preparation and training market. The companies include, but may not be limited to Kaplan, Princeton Review, and Sylvan Learning Centers. These companies are well established and have significantly greater resources and currently established websites. Additionally, the web site developed by the "Educational Testing Services" (ETS) has a fairly sophisticated model for on line test taking. However, it only does the test taking on line, not the training for the tests. ETS is the largest administrator and developer of tests in the country and is the organization responsible for development, distribution and grading of tests including, SAT, GMAT, GRE and most other college entrance exams as well as other exams for the government. The Company's ability to compete with these companies will greatly depend on its ability to establish a unique and appealing product, its ability to increase the public awareness of its product and bring individuals to its website.

METHOD OF COMPETITION

The Company will attempt to give its customers access to computer based training over the Internet at a more reasonable cost and create content driven, interactive educational training sites. The Company will also attempt to gain an advantage over its competition by utilizing the computer and online technology. The Company believes that because its content and products will be based solely online it will be able to more efficiently change and adapt to current market conditions. Utilizing this approach, the Company hopes to gain an advantage over the competitors by offering products as quickly as possible in an online environment. Emphasis will be placed by the Company on increasing its exposure to the public through advertising both through the Internet and traditional media outlets, such as print and broadcast media. Through this strategy the Company believes that it can establish itself in the test preparation market.

The Company's intention is to use the computer to provide individualized test preparation training and evaluation where a student signs onto the web site at anytime and needs only an available terminal to begin a session. Once the student signs on to the computer, the computer will determine if the student's account is up to date, where they left off in their last session and then proceed with the student from that point. The computer will address each student as an individual, or as far as the computer is concerned, a class of one person. Student interaction with the computer will be tracked and at the end of each session, depending on the students responses to questions, the computer will do an evaluation and recommend which parts of the

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course  material  should be reviewed by the student  before  going  forward.  If necessary, students will be reminded to make a payment before their next session, will be encouraged to provide referrals and will be notified of special events and/or calendar changes, etc.

C.       EMPLOYEES

As of October 31, 1999, the Company had 27 employees, 7 of whom were classified as full-time and 20 of whom were classified as part-time. Most of the Company's part-time employees are teachers in child care programs and Company-owned family centers. Two of the full-time employees work exclusively on the Company's website. None of the Company's employees are represented by a union and the Company considers its relationship with its employees to be good.

D.       REPORTS TO SECURITY HOLDERS

The Company's annual report will contain audited financial statements. The Company is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. Prior to this form being filed there were no other disclosure forms filed regarding the Company's financial and management situation. The Company intends to, from this date forward, file all of its required information with the Securities and Exchange Commission ("SEC"). The Company plans to file its 10KSB, 10QSB, and all other forms that may be or become applicable to the Company with the SEC.

The public may read and copy any materials that are filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms filed by the Company with the SEC have also been filed electronically and are available for viewing or copy on the SEC maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site can be found at http://www.sec.gov. Additional information can be found concerning the company on the Internet at http://www.learnersworld.com.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company plans to continue its expansion into the child care and adult education fields. This will be accomplished through the building of new locations, the acquisition of suitable locations and its venture onto the Internet with its Internet based educational, test preparation and vocational training web site.

A.       RESULTS OF OPERATIONS

GROSS INCOME

Gross income for the year ended December 31, 1998 increased to $1,253,266 from $1,092,560 for the year ended December 31, 1997, an increase of 14.7%. The increase in gross income is primarily attributable to an increase tuition and fees collected from an increase in students enrolled.

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Gross  income  for the three  and nine  months  ended  September  30,  1999 were
$298,007 and $960,435 compared to $313,316 and $977,547 for the comparable periods in 1998, a decrease of 5% and 1.8%, respectively. The decrease in sales was primarily attributable to fluctuations in enrollments.

LOSSES

Net losses for the year ended December 31, 1998 decreased to $41,066 from $155,677 for the year ended December 31, 1997, a decrease of 73.6%. The decrease in losses was attributable primarily to an increase in gross income.

Net losses for the three and nine months ended September 30, 1999, were $12,374 and $219,049 compared to $10,677 and $32,031 for the same periods in 1998, increases of 15.9% and 583.8%, respectively. The increase in losses for the three months ended September 30, 1999, and the increase in losses for the nine month period ended September 30, 1999 over the same period in 1998 is primarily attributable to an increase in general and administrative expenses as a result of increases in expenses related to the development of the Company's online testing website and a decrease in cost of sales as a percentage of sales.

Due to continued expansion of the online testing website the Company expects to continue to incur losses at least through 1999 and there can be no assurance that the Company will achieve or maintain profitability or that its revenue growth can be sustained in the future.

EXPENSES

Selling, general and administrative expenses for the year ended December 31, 1998, increased to $452,977 from $423,555 for the year ended December 31, 1997, an increase of 7.0%. The increase in selling general and administrative expenses was the result of additional cost associated with an increase in gross income in 1999.

Selling, general and administrative expenses for the three and nine months ended September 30, 1999, increased to $178,095 and $579,726 compared to $114,977 and $358,086 for the same periods in 1998, increases of $63,118 and $221,640 or
54.9% and 61.8%, respectively. The increases in selling, general and administrative expenses was the result of an increase in expenses related to the development of the Company's online testing website.

Depreciation and amortization expenses for the years ended December 31, 1998 and 1997 were $95,978 and $80,786, respectively.

Depreciation and amortization expenses for the nine months ended September 30, 1999 and September 30, 1998 were $76,411 and $71,984, respectively.

COST OF SALES

The cost of sales for the year ended December 31, 1998 was $744,277 compared to $660,730 for the year ended December 31, 1997. The increase in the cost of sales were primarily attributable to an increase sales as result of an increase in tuition collected. Cost of sales as a percentage of sales for December 31, 1998 and 1997 respectively, were 59.4% and 60.5%.

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The cost of sales for the three and nine months  ended  September  30, 1999 were
$132,286 and $599,758 compared to $184,822 and $578,708 for the same periods in 1998. The decrease in the cost of sales for the three months ended September 30, 1999 over the same period in 1998 was primarily attributable to a decrease in sales in 1999. The increase in cost of sales for the nine month period ended September 30, 1999 was attributable to increase labor costs. Cost of sales as a percentage of sales for the nine months ended September 30, 1999 and 1998 respectively, were 62.5% and 59.2%.

B.       LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998, the Company had current assets of $38,903 and total assets of $1,135,560 as compared to $19,997 and $1,138,415 for December 31, 1997. The
Company had a net working capital deficit of $205,313 at December 31, 1997 compared to a net working capital deficit of $165,927 at December 31, 1998.

At September 30, 1999, the Company had current assets of $525,739 and total assets of $1,599,798. The Company had net working capital of $404,259, a $570,186 improvement in net working capital over December 31, 1998.

Cash flow used in operations was $19,322 for the year ended December 31, 1998, and $92,109 for the year ended December 31, 1997.

Cash flow used in operations was $166,713 for the nine months ended September 30, 1999 as compared to cash flows used in operations of $16,165 for the comparable period in 1998.

Cash flow generated from financing activities was $75,757 for the year ended December 31, 1998 and $180,261 for the year ended December 31, 1997.

Cash flow generated from financing activities was $277,312 for the nine months ended September 30, 1999 and $31,048 for the comparable period in 1998. The Company's financing activities primarily consisted of private placements of its common stock.

C.       INCOME TAX EXPENSE (BENEFIT)

The Company has an income tax expense/benefit resulting from net operating losses to offset operating profit.

D.       IMPACT OF INFLATION

The Company believes that inflation has had a negligible effect on operations over the past three years. The Company believes that it can offset inflationary increases in the cost of materials and labor through increased sales and improved operating efficiency.

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E.       CAPITAL EXPENDITURES

The Company made no significant capital expenditures on property or equipment for nine months ended September 30, 1999 and made no significant capital expenditures on property or equipment for the years ended December 31, 1998 or 1997.

F. TRENDS, EVENTS, UNCERTAINTIES THAT MAY HAVE A MATERIAL EFFECT ON LIQUIDITY LIABILITY RISKS

Inherent in the business of education and caring for children in a commercial business is the risk of lawsuits for alleged injuries to the children. The Company has insurance policies to cover a certain scope and amount of claims. Although currently there are no pending lawsuits against the Company, there is no assurance that there will not be such lawsuits in the future and that the Company will not incur losses as the result of such lawsuits in excess of its insurance coverage. Lawsuits against the Company will tend to increase operating expenses and lower the potential for profitability, as well as cause possible harm to the Company's reputation.

G. TRENDS, EVENTS, UNCERTAINTIES THAT MAY HAVE A MATERIAL EFFECT ON NET REVENUE OR INCOME YEAR 2000

Many current installed computer systems and software may be coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. As a result, many software and computer systems may need to be upgraded or replaced. Because of the nature of the business of the Company's Internet Division there is uncertainty about the overall effect of the Year 2000 on the Internet and therefore the Company's Internet operations. If other third parties that the Company uses or the overall Internet should experience significant problems from Year 2000 related issues, it could significantly affect the operation and ability of the Company to perform business over the Internet and therefore could adversely affect revenues of it's online test preparation division. The Company has taken steps to insure that all of the internal computer systems are compliant. The Company has to date replaced its computers with new Year 2000 compliant machines. The Company has not incurred material costs to date in the process, and does not believe that the cost of additional actions will have a material effect on its operating results or financial condition. However, the Company's current systems and products may contain undetected errors or defects with Year 2000 date functions that may result in material costs. In addition, the Company utilizes third-party equipment, software and content, including non-information technology systems, such as security systems, building equipment and systems with embedded micro-controllers that may not be Year 2000 compliant.

Failure of third-party equipment, software or content to operate properly with regard to the Year 2000 issue could require the Company to incur unanticipated expenses to remedy problems, which could have a material adverse effect on its business, operating results and financial condition. If any problems arise from third parties or from the Internet in general related to the Year 2000 issues, the ability of the Company's Internet division to respond is limited, due to its nature as an Internet Company. The Company's Internet division does not have significant third party suppliers that it depends on with the exception of the third party that hosts the Company's website. The Company has received assurances from this supplier that all equipment use to host the Company's site is Year 2000 Compliant.

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Additionally,  the computer  systems  necessary to maintain the viability of the
Internet or any of the Web sites that direct consumers to the Company's online site may not be Year 2000 compliant. Computers used by customers to access the Company's online site may not be Year 2000 compliant, delaying customer's product purchases. The Company cannot guarantee that its systems will be Year 2000 compliant or that the Year 2000 problem will not adversely affect its business, which includes limiting or precluding customer purchases.

LABOR RELATED RISKS

The Company depends extensively on the availability, quality and reliability of teachers, instructors, tutors and care-givers which it utilizes to provide children's educational and day care services. There is no assurance that the Company will have an adequate supply of qualified personnel at acceptable cost to operate a profitable business. The Company is subject to all of the risks inherent in a business that utilized skilled labor, including but not limited to strikes, disadvantageous collective bargaining agreements, labor showdowns, unavailability of qualified employees, worker's compensation claims, increases in worker's compensation and other insurance premiums (or unavailability of such insurance), wage disputes, discrimination claims, wrongful termination claims, the loss of qualified employees and inability to replace them, and related risks. The risks may also inhibit the Company's ability to expand or establish new facilities. If such labor issues should arise the Company will attempt to remedy the situation by using temporary employees and its current staff to temporarily cover shortages until additional qualified permanent employees can be found.

UNCERTAINTIES REGARDING MARKET ACCEPTANCE OF NEW SERVICES

Although the Company's management will attempt to complete the market research necessary to determine whether there will be sufficient demand for its new Internet based services, it is possible that the Company will decide to offer a service that will be rejected by its target customers. The inability to amortize development marketing and sales support costs could adversely affect the financial condition and operating results of the Company. There remains uncertainty regarding the Internet as a viable distribution method of the Company's products. There is a risk that the customers of the Company will not use the Internet for their test training and would rather continue to use more traditional training methods.

ITEM 3.           PROPERTY

In December 1996, the Company acquired three children's care and learning facilities from three affiliated corporations for a four year note of $775,000, bearing interest at the rate of 7% per annum, with monthly payments beginning on January 1, 1998. The Company's facilities are at the following locations in the New York metropolitan area: (i) 369 Avenue U, Brooklyn, New York, established in May 1993; (ii) 1535 First Avenue, New York, New York, established in September 1994, the Company has since moved the location of this facility to 432 Lakeville, Lake Success, New York 11402; and (iii) 208-34 Cross Island Parkway, Bayside, New York, established in June 1994.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

                  MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the stock of the Company as of October 31, 1999, by each shareholder who is known by the Company to beneficially own more than 5% of the outstanding Common Stock, by each director, and by all executive officers and directors as a group.


                         Name and Address of Beneficial           Amount and Nature of       Percent
  Title of Class                   Ownership                     Beneficial Ownership        of Class
-----------------       --------------------------------         --------------------      -----------

      Common                  Salvatore Casaccio(1)                     2,944,200              29.0%
   Stock, $.0001           President, Secretary, CEO,
     par value                      Director
                                 64 Burton Ave.
                         Staten Island, New York 10309

      Common              Agrippino Casaccio, Director                  2,944,200              29.0%
   Stock, $.0001             2040 EAST 26TH Street
     par value              Brooklyn, New York 11229

      Common                Carmine Notaro, Director                      110,790               1.1%
   Stock, $.0001                 34 Garner Lane
     par value              Bayshore, New York 11772

      Common                 Kevin Gersh, Director                         72,718               0.7%
   Stock, $.0001              178 WEST 19TH Street
     par value            Huntington Station, NY 11746

      Common             Dominick J. Morreale, Director                    58,093               0.6%
   Stock, $.0001               RFD 59A Smith Lane
     par value             St. James, New York 11780

      Common               All Executive Officers and                   6,130,001              60.5%
   Stock, $.0001              Directors as a Group
     par value                   (Five persons)


CHANGES IN CONTROL

There are currently no arrangements in place that will result in a change in control of the Company.

ITEM 5.           DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS

The directors, executive officers, and significant employees of the Company, their respective ages, and positions with the Company are as follows:

                  NAME                AGE         POSITION
         -------------------         -----        -----------
         Salvatore Casaccio            46          President, CEO, Secretary,
                                                     Director
         Agrippino Casaccio            30          Director
         Carmine Notaro                49          Director
         Kevin Gersh                   32          Director
         Dominick J. Morreale          60          Director


--------
     (1) Salvatore Casaccio and Agrippino Casaccio are brothers.

SALVATORE CASACCIO, 46, is President, Chief Executive Officer, Secretary and Director of the Company and has held these positions since 1996. He has a proven record of managerial ability including experience as the co-founder and current President of Mineo Foods in Brooklyn, New. From 1988 to present Mr. Casaccio is a merchant for J.C Penney Catalog Stores at the award winning Brooklyn location that generates in excess of two million dollars in sales annually. From 1993 to 1996 Mr. Casaccio Served as Chairman of the Board and Chief Executive Officer for Childrobics, a New York based family entertainment company. Mr. Casaccio is a member of the Downtown Brooklyn Development Association and a past member of its Executive Committee. Agrippino Casaccio, a director of the Company, is Salvatore Casaccio's brother..

AGRIPPINO CASACCIO, 30, Director, has been a restauranteur in Brooklyn, New York since 1991. He is co-founder, co-owner and manager of Mineo Foods and has been a Director of the Company since 1996.

CARMINE NOTARO, 49, Director, holds Biology and Mathematics degrees from Dowling College and is a Licensed Real Estate Broker. In 1972, Mr. Notaro moved in to the commercial real estate field analyzing and acquiring income producing properties for A-1 Realty, working in this capacity until 1978 when he became the Assistant to the President of COR-ACE Realty. From 1984 to 1990, Mr. Notaro served in a variety of executive positions. He was President of D'Amro Realty Corporation, Secretary of Eagle Executive Development Corporation, and a Sponsor of Wading River Road Associations, acquisitions of Development of Sub-Divisions. In 1990 he became Manager-Maitre D' of the West Hampton Bath and Tennis Hotel and since 1991 is President of both R.O.I. realty Group and R.G.C. Construction Group. Mr. Notaro has been a Director of the Company since 1996.

KEVIN GERSH, 32, Director, from 1980 to present he is serving as Corporate Treasurer of West Hills Day CAMP, having worked his way in to management from the entry level. Since 1996, Mr. Gersh has been a partner in the Long Island Brewing Company, a 120 seat American cuisine restaurant. In 1989, he co-founded KG Corporation, a corporate catering and event planning company and continues to act as President today. In 1995, Mr. Gersh founded a construction and real estate management company, EKG Corporation, and is currently serving as its President. From 1993 to present he has acted as the President and Owner of West Hills Child Care, Inc. and West Hills Montessori School, Inc. Mr. Gersh attended Florida State University and Western State College. He has been a Director of the Company since 1996.

DOMINICK J. MORREALE, 60, Director, holds an Ed.D. in Administration from Nova University, a Masters in Education and a Bachelors in Psychology from Adelphi University. Dr. Morreale has an impressive record as an educator which includes experience as an instructor at the elementary and college levels, as well as Principal and Supervisor of Special Education for pre-school through school-aged handicapped children. From 1985 until 1996, Dr. Morreale served as Assistant Superintendent for the South Huntington, New York School District. Beginning in 1995, he also served as the Deputy Superintendent of the district until his retirement in 1996. After his retirement, Dr. Morreale became Director of the South Huntington Diagnostic and Treatment Center and serves in this capacity concurrently with his directorship of the Company which also began in 1996. Dr. Morreale has received numerous teaching awards and sits on several educational boards and committees.

                      [THIS SPACE LEFT INTENTIONALLY BLANK]

ITEM 6.           EXECUTIVE COMPENSATION

A.       COMPENSATION OF EXECUTIVES

The following table provides summary information for the years 1998, 1997 and 1996 concerning cash and noncash compensation paid or accrued by the Company to or on behalf of president. There were no other employees to receive compensation in excess of $100,000 in those years.

                                       SUMMARY COMPENSATION TABLE

                           Annual Compensation                                    Long Term Compensation
                                                                             Awards                Payout
                                                                    Restricted     Securities
Name and                                            Other Annual       Stock        Underlying       LTIP        All Other
Principal         Year      Salary       Bonus      Compensation      Award(s)       Options        payout      Compensation
Position                     ($)          ($)           ($)             ($)          SARs(#)         ($)            ($)

Salvatore         1998                     -             -               -              -             -               -
Casaccio,         1997                     -             -               -              -             -               -
CEO and           1996                     -               -             -              -             -               -
Director
--------------- -------- ------------  ---------  ----------------  ------------  --------------  ----------  ----------------


B.       COMPENSATION OF DIRECTORS

Currently there is no plan to compensate Directors of the Company.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In December 1996, the Company acquired all of the outstanding shares of three children's care and learning corporations, Eastside Playarobics, Inc., Avenue U Playarobics, Inc. and Baybridge Playarobics, Inc. The shares of these corporations were acquired from two directors and majority shareholders of the Company, Salvatore Casaccio and Agrippino Casaccio, and a relative of the directors, Antonio Casaccio. The shares were acquired for a four year note of $775,000 bearing interest at a rate of 7% per annum, with monthly payments beginning on January 1, 1998. On October 26, 1999 a promissory note was signed to modify the terms of the note to state that the Company shall have no interest on the $775,000 through December 1999. On January 1, 2000 the note shall bear an interest of 7% per annum, with monthly interest only payments beginning on
February 1, 2000 and continuing through February 1, 2001. Beginning March 1, 2001 monthly payments of principal and interest in the amount of $11,918.18 shall be payable on the first of each month through December 31, 2007, at which time the entire unpaid balance shall be due.

                      [THIS SPACE LEFT INTENTIONALLY BLANK]

On March 2, 1999, the Company issued the following 5 directors and officers of the Company common shares of stock at $0.02 per share in exchange for debt:

Name                       Number of Shares Issued         Amount of Debt Paid
--------------------------- -------------------------- -------------------------
Dr. Dominick J. Morreale           50,000                      $  1,000
Salvatore Casaccio              2,900,000                       $58,000
Carmine Notaro                    100,000                      $  2,000
Kevin Gersh                        50,000                      $  1,000
Agrippino Casaccio              2,900,000                       $58,000


ITEM 8.           DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.0001 par value per share. Holders of common stock are entitled to dividends when, as and if declared by the Board of Directors out of funds available therefore. Holders of common stock are entitled to cast one vote for each share held at all stockholders meetings for all purposes, including the election of directors. The holders of more than 50% of the common stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of common stock present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Company's Certificate of Incorporation, mergers or dissolutions which require the vote of the holders of the of a majority of the outstanding common stock. Upon liquidation or dissolution, the holder of each outstanding share of common stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities and after such distributions to preferred stockholders legally entitled to such distributions. Holders of common stock do not have any preemptive, subscription or redemption rights. The holders of the common stock are fully paid and nonassessable. The holders of the common stock do not have any registration rights with respect to the stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company is traded on the OTC BB under the symbol LWRD.OB. The table below sets forth the high and low sales prices for the Company's Common Stock for each quarter of 1997, 1998 and the first three quarters of 1999. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

               QUARTER           HIGH              LOW
               -------           ----              ---
1997           First             $ N/A             $ N/A
               Second            $ N/A             $ N/A
               Third             $ N/A             $ N/A
               Fourth            $ N/A             $ N/A

               QUARTER           HIGH              LOW
               -------           ----              ---
1998           First(2)          $1.25             $1.00
               Second            $6.00             $1.06
               Third             $5.00             $0.25
               Fourth            $0.63             $0.25

               QUARTER           HIGH              LOW
               -------           ----               ---
1999           First             $0.28             $0.25
               Second(3)         $9.80             $4.50
               Third             $8.19             $1.88

RECORD HOLDERS

As of October 31, 1999, there were approximately 21 shareholders of record holding a total of 9,646,250 shares of Common Stock. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

DIVIDENDS

The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

--------
     (2) The Company's stock did not trade until January of 1998.
     (3) Price reflects a 30 to 1 reverse split effected on March 1st, 1999.

ITEM 2.           LEGAL PROCEEDINGS

The Company is currently not a party to any pending legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants in its two most recent fiscal or any later interim period.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of all securities sold by the Company within the last three years including, where applicable, the identity of the person who purchased the securities, title of the securities, and the date sold are outlined below. All shares are adjusted to reflect a 30 to 1 reverse split effected on March 1, 1999.

In July of 1997, the Company issued a total of 6,666 shares of its common stock at $15.00 per share to the following 19 investors for cash, pursuant to a Private Placement Memorandum dated March 31, 1997:

Investor                                      # of Shares Issued

--------------------------------------------  ------------------------
Joshua Ami                                              267
Antonio Casaccio                                      1,378
Janine Detore                                           167
Bruce Feldman                                           567
Edward Gersh                                            400
JB Maintenance                                          300
Angela Ratola                                           100
Laura Ann Barba                                         133
Robert Dillion                                          333
Wayne Feldman                                           200
Susan Loprieno                                          222
Lodovice Morreals                                       244
Donna Raiola                                            133
Fred J. Ciccone                                         100
Joseph DiStefano                                        550

F-G Recycling                                                      500
Greenpoint Recycling                                               500
Frank Meresca                                                      550
Michelle Sessa                                                      22

The Company issued the 6,666 shares of its common stock pursuant to Rule 504 under Regulation D of the Securities Act of 1933. All investors where given the opportunity to inspect the books and records of the Company. The Company relied on the following facts in determining that Rule 504 Regulation D was available:
(a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the operation of child day care and family entertainment centers and therefore was neither a development stage company with no specific business plan or purpose nor a company whose plan was to merger with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000 and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

In July of 1997, the Company issued 3,334 shares of its common stock to Sierra Lakes Associates, Inc. as compensations for consulting services rendered to the Company, pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was one offeree who was an officer of or a consultant to the Company; (3) the offeree did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On March 2, 1999, the Company issued the following 5 directors and officers of the Company a total of 6,000,000 common shares of stock at $0.02 per share in exchange for $120,000 in debt:

Name                          Number of Shares Issued     Amount of Debt Paid

----------------------------- ------------------------  ------------------------
Dr. Dominick J. Morreale                  50,000                  $1,000
Salvatore Casaccio                     2,900,000                 $58,000
Carmine Notaro                           100,000                  $2,000
Kevin Gersh                               50,000                  $1,000
Agrippino Casaccio                     2,900,000                 $58,000


The stock was issued pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only five offerees who were officers of or consultants to the

Company; (3) the offerees did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On March 3, 1999, the Company issued a total of 3,506,250 shares of its common stock at $0.25 per share to the following 8 entities:

Investor                                 # of Shares Issued           For
-------------------------------------- -------------------    ------------------
East-West Trading Corp.                        493,750          Cash And Secured
                                                                 Promissory Note

Sequoia International                          493,750          Cash And Secured
                                                                 Promissory Note

Karston Electronics Ltd.                       493,750          Cash And Secured
                                                                 Promissory Note

Leeward Consulting Group, LLC                  493,750          Cash And Secured
                                                                 Promissory Note
Lexington Sales Corporation Ltd.               493,750          Cash And Secured
                                                                 Promissory Note
Oriental Investments Limited                   493,750          Cash And Secured
                                                                 Promissory Note

Premier Sales Corporation Limited              493,750          Cash And Secured
                                                                 Promissory Note
The David Michael Irrevocable Trust,            50,000          Cash And Secured
     c/o Wendall Hall, Trustee                                   Promissory Note


The Company issued the 3,506,250 shares of its common stock pursuant to Rule 504 under Regulation D of the Securities Act of 1933. All investors where given the opportunity to inspect the books and records of the Company. The Company relied on the following facts in determining that Rule 504 Regulation D was available:
(a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the operation of child day care and family entertainment centers and therefore was neither a development stage company with no specific business plan or purpose nor a company whose plan was to merger with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000 and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

December of 1999 the Company issued 40,000 shares of common stock for services to Richard D. Surber, pursuant to Rule 701 of the Securities Act of 1933. The Company relied on the following facts in determining that Rule 701 was available: (a) the shares were issued pursuant to a written compensatory benefit plan issued by the Company, (b) the individual listed rendered bonafide services not in connection with the offer or sale of securities in capital raising transaction, (c) the shares were issued pursuant to a written contract relating to the issuance of shares paid as compensation for services rendered, and (d) the amount of shares offered and sold in reliance on Rule 701 did not exceed $500,000 and all securities sold in the last 12 months have not exceeded $5,000,000.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 7, Section 721 through 726 of the New York Statues provide for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

In accordance with the provisions referenced above, the Company shall indemnify to the fullest extent permitted by it bylaws, and in the manner permissible under the laws of the State of New York, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities ( other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

                      [THIS SPACE LEFT INTENTIONALLY BLANK]

  PART F/S

The Company's financial statements for the fiscal year ended December 31, 1998 and the interim reports for September 30, 1999 are attached hereto as F-1 through F-14.






                     [THIS SPACE LEFT INTENTIONALLY BLANK]

                              LEARNER'S WORLD, INC.

                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                            DECEMBER 31, 1998 & 1997

                              LEARNER'S WORLD, INC.

                                AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

           AUDITED FINANCIAL REPORTS FOR YEAR ENDING DECEMBER 31, 1998



Letter From Auditor .........................................................F-1

Balance Sheet ...............................................................F-2

Statements of Operations ....................................................F-3

Statement of Stockholder's Equity ...........................................F-4

Statements of Cash Flows ....................................................F-5

Notes to Financial Statements ...............................................F-6

  UNAUDITED INTERIM FINANCIAL REPORTS FOR THE PERIOD ENDING SEPTEMBER 30, 1999

Balance Sheet ..............................................................F-16

Statements of Operations ...................................................F-18

Statements of Cash Flows ...................................................F-19

Statements of Stockholder's Equity .........................................F-20

Notes to Interim Financial Statements ......................................F-21

Sellers & Associates P.C.
--------------------------
3785 Harrison Blvd., Suite 101 - Ogden, Utah 84403             (801)621-8128
                                                           Fax (801)627-1639


INDEPENDENT AUDITOR'S REPORT

Learner's World, Inc.
and Subsidiaries

To The Stockholders

We have audited the accompanying consolidated balance sheets of Learner's World, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations and accumulated equity (deficit), and consolidated statements of cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Learner's World, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years then ended in conformity with generally accepted accounting principles.


  /s/ Sellers & Associates

September 23, 1999

Except Notes 3 and 10, dated October 26, 1999
Ogden, Utah


                                                   LEARNER'S WORLD, INC.
                                                      AND SUBSIDIARIES
                                                 CONSOLIDATED BALANCE SHEET
                                                     AS OF DECEMBER 31,


                                                                             1998                    1997
                                                                    -----------------        -----------------
                                     ASSETS
                                                                    -----------------        -----------------

Current assets

     Cash                                                          $             2,195      $           13,287
     Receivables                                                                36,708                   6,710
                                                                    -----------------        -----------------
         Total current assets                                                   38,903                  19,997
                                                                    -----------------        -----------------
Property and equipment, net of accumulated depreciation                      1,041,526               1,062,049
                                                                    -----------------        -----------------
Other assets

     School licensing                                                            2,917               -
     Security deposits                                                          52,214                  56,369
                                                                    -----------------        -----------------
         Total other assets                                        $            55,131      $           56,369
                                                                    -----------------        -----------------
         Total assets                                              $         1,135,560      $        1,138,415
                                                                    ==================       =================

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                    -----------------        -----------------
Current liabilities

     Accounts and notes payable                                    $           114,458      $          187,920
     Taxes payable                                                              64,399                  28,483
     Current portion of long term debt - non stockholders                       25,973                   8,907
                                                                    -----------------        -----------------
         Total current liabilities                                             204,830                 225,310
                                                                    -----------------        -----------------
Long-term liabilities

     Term debt - long term portion - non stockholders                           36,599                  36,572
     Due to stockholders                                                       997,398                 938,734
                                                                    -----------------        -----------------
         Total other liabilities                                             1,033,997                 975,306
                                                                    -----------------        -----------------
         Total liabilities                                                   1,238,827               1,200,616
                                                                    -----------------        -----------------
Stockholders' equity (deficit)
     Common stock, $.0001 par value
         20,000,000 shares authorized
         4,200,000 shares issued and outstanding                                   420                     420
     Paid in capital                                                           100,580                 100,580
     Accumulated (deficit)                                                   (204,267)               (163,201)
                                                                    -----------------        -----------------
         Total stockholders' equity (deficit)                                (103,267)                (62,201)
                                                                    -----------------        -----------------
         Total liabilities and stockholders' equity (deficit)      $         1,135,560      $        1,138,415
                                                                    ==================       =================



                                  See Accompanying Notes To Financial Statements


                                                  LEARNER'S WORLD, INC.
                                                     AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENT OF OPERATIONS
                                                  YEAR ENDING DECEMBER 31,


                                                                            1998                 1997
                                                                     ===============       ==============
Income                                                              $      1,253,266      $     1,092,560
Cost of sales                                                                744,277              660,730
                                                                     ---------------     -----------------
Gross profit                                                                 508,989              431,830
General and administration expenses                                          452,977              423,555
 Income from operations before depreciation and interest
expense                                                                       56,012                8,275
Depreciation, amortization and interest expense                               95,978               80,786
                                                                     ---------------     -----------------
 Income (loss) from continuing operations before provision for in
income taxes                                                                (39,966)             (72,511)
Provision for income taxes - current                                           1,100                2,752
                                                                     ---------------     -----------------
Income (loss) from continuing operations                                    (41,066)             (75,263)
Forgiveness of debt                                                             -                  99,231
 Discontinued Operations, (loss) on abandonment of  leasehold
improvements, net of income taxes of $-0-                                       -               (179,645)
                                                                     ---------------     -----------------

Net (loss)                                                          $       (41,066)      $     (155,677)
                                                                     ===============       ==============
Income (loss) per weighted-average share of common
 stock outstanding

   From continuing operations                                       $          (.01)      $         (.02)
   From forgiveness of debt                                                     -                     .02
   From discontinued operations                                                 -                   (.04)
                                                                     ---------------     -----------------
   Net (loss) per share                                             $          (.01)      $         (.04)
                                                                     ===============       ==============
Weighted-average number of common stock outstanding                        4,200,000            4,125,000
                                                                     ===============       ==============

                                  See Accompanying Notes to Financial Statements

                                                         LEARNER'S WORLD, INC.
                                        CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                                 Year Ended December 31, 1998 and 1997


                                                     Common Stock
                                         -------------------------------------                             Total
                                                                                      Accumulated          Equity
                                               Shares               Amount            (Deficit)           (Deficit)
                                         ------------------    ---------------    -----------------  -----------------
Balance as of December 31,
1996                                              4,000,000    $         1,000    $         (7,524)  $        (6,524)

Issuance of Stock                                   200,000            100,000                                100,000

Net (loss) for the year ended

  December 31, 1997                                                                       (155,677)         (155,677)
                                         ==================     ==============     ================    ==============

Balance as of December 31, 1997                   4,200,000    $       101,000    $       (163,201)  $       (62,201)


Net (loss) for the year ended

  December 31, 1998                                                                        (41,066)          (41,066)

                                         ==================     ==============     ================    ==============
Balance as of December 31, 1998                   4,200,000    $       101,000    $       (204,267)  $      (103,267)
                                         ==================     ==============     ================    ==============







                                   See Accompanying Independent Auditor's Report
                                            to the Financial Statements


                                             LEARNER'S WORLD, INC.
                                               AND SUBSIDIARIES
                                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                            YEAR ENDING DECEMBER 31,


                                                                     1998               1997
                                                                ---------------   ---------------
Cash Flows From Operating Activities
     Net (loss)                                                $    (41,066)     $     (155,677)
                                                                --------------   ---------------
Adjustments To Reconcile Net Loss To Net Cash
   Used In Operating Activities

      Depreciation                                                    84,550              71,910
      Amortization                                                       583           -
      Abandonment of property and equipment                            -                 179,645
      (Increase) in accounts and notes receivable                   (29,998)             (6,710)
      Decrease in security deposit                                     4,155              24,036
      (Decrease) in accounts and notes payable                      (73,462)           (153,796)
      Increase (decrease) in taxes payable                            35,916            (51,517)
                                                                --------------   ---------------
                 Net Adjustment                                       21,744              63,568
                                                                --------------   ---------------
                 Net Cash (Used) In Operating Activities            (19,322)            (92,109)
                                                                --------------   ---------------

Cash Flows From Investing Activities

      Purchase of equipment                                         (64,027)            (84,774)
      Purchase of school licensing                                   (3,500)           -
                                                                --------------   ---------------
                 Net Cash (Used) By Investing Activities            (67,527)            (84,774)
                                                                --------------   ---------------
Cash Flows From Financing Activities

      Increase in notes and loans payable - non stockholders          17,093              45,479
      Increase in notes and loans payable - stockholders              58,664              34,782
      Proceeds from issuance of capital stock                                            100,000
                                                                --------------   ---------------
                 Net Cash Provided By Financing Activities            75,757             180,261
                                                                --------------   ---------------

Net (decrease) in cash                                              (11,092)               3,378

Cash - beginning                                                      13,287               9,903
                                                                --------------   ---------------
Cash - end                                                     $       2,195     $        13,287
                                                                ============      ==============
Other information
       Interest paid in cash                                   $      10,845     $         8,876
                                                                ============      ==============


                                  See Accompanying Notes To Financial Statements

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial Statements include the accounts of Learner's World, Inc. and its wholly owned subsidiaries: Avenue U Playrobics, Inc., Baybridge Playrobics, Inc., and Eastside Playrobics, Inc. Eastside Playrobics, Inc. discontinued operations in 1997 and continues to exist as a legal entity with no activity. Intercompany activity has been eliminated in consolidation.

         The Company is authorized to issue up to 20,000,000 shares of common stock, $.0001 par value.

         The Company provides learning, daycare and entertainment facilities for children in New York City.

         PROPERTY AND EQUIPMENT

         Property and equipment are valued at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the assets. Fully depreciated assets are written off the year after they are fully depreciated or amortized.

         Upon the sale or retirement of property and equipment the related cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is recorded. Repairs and maintenance expenditures that do not extend the useful lives are included in expense during the period they are incurred.

         STATEMENT OF CASH FLOWS

         For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

         NET INCOME (LOSS) PER SHARE

         Primary net income or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding.

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         REVENUE RECOGNITION

         Revenue is recognized from sales and services when they are performed.

         INCOME TAXES

         The Company  has adopted the  provisions  of  statements  of  Financial
         Accounting Standards No. 109, "Accounting for Income Taxes," which incorporates the use of the asset and liability approach of accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liability for the expected future consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

         No income tax returns have been filed since June 30, 1995. The income tax year end was changed from June 30 to December 31, making a short tax year end from July 1, 1996 to December 31, 1996.

         USE OF ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         IMPAIRMENT OF LONG-LIVED ASSETS

         It is the Company's policy to periodically evaluate the economic recover ability of all of its long-lived assets. In accordance with that policy, when the Company determines that an asset has been impaired, it recognizes the loss on the basis of the discounted future cash flows expected from the assets.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The methods and assumptions used to estimate the fair value of each class of financial instrument are as follows:

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         Cash and cash equivalents, receivables, accounts and notes payable, taxes payable and current portion term debt - non stockholders and stockholders:

                  The carrying amounts approximate fair value because of the short maturity of these instruments.

         Other assets:

                  The carrying amounts of school licensing and security deposits approximate fair value because the Company uses the school licensing to run a school at one location and it is amortized over the life of the school lease and the security deposits are refundable.

         Long-term liabilities:

                  The carrying amounts of the Company's borrowings (See notes 3 & 4) under its debt due to non stockholders and stockholders approximate fair value because the interest rates are either fixed or vary based on floating rates identified by reference to market rates. The carrying amounts and fair values of long-term debt are approximated to be one and the same at December 31, 1998 and 1997.

NOTE 2 - PROPERTY AND EQUIPMENT

         Property and equipment, at cost, are summarized December 31, as follows:

                                                              Estimated
                                 1998            1997        Useful Lives
                           -------------    -------------   ------------
Machinery and equipment   $    716,640     $   689,937       5 - 20 years
Furniture and fixtures          96,417          96,417       7 - 10 years
Leasehold improvements         416,103         378,779       3 - 20 years
                            ------------   ------------
                             1,229,160      1,165,133
(Less) accumulated
       depreciation           (187,634)      (103,084)
                            -----------    ------------
                            $1,041,526     $1,062,049
                            ===========    ============

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997



NOTE 3 - DUE TO STOCKHOLDERS

         Three major stockholders have financed a significant portion of the Company's activities and operations. The promissory note for $775,000 referred to below was modified on October 26, 1999. It eliminated all interest due or accruable to December 31, 1999. All other amounts due to stockholders are not interest bearing obligations. Therefore, these financial statements reflect no interest expense on these notes and obligations through December 31, 1998. All obligations are presented in the financial statements as long-term debt. Refer also to note 5.

         At December 31, 1998 and 1997, the following amounts were owed to the three major stockholders:


         Note payable due to Salvatore Casaccio, Antonio Casaccio, and Agrippino Casaccio from the sale of their stock to the Company of Avenue U Playrobics, Inc., Baybridge Playrobics, Inc. and Eastside Playrobics, Inc. on December 17, 1996 for $775,000. The acquisition of the stock of the subsidiaries by the Company is accounted for by the purchase method of accounting. Secured by stock of the Corporations sold to the Company.

         Amounts due to the stockholders on this note are payable over nine years. The monthly payment of interest begins January 1, 2000, while principal plus interest begins

                                                          1998           1997
                                                      ------------   -----------

         January 1, 2002 at $11,918 per month.        $   775,000      $775,000

         The remaining balance due to stockholders
         are loans and advances as needed and are
         unsecured.                                   $   222,398     $ 193,734
                                                      -----------     ---------
         Total                                        $   997,398     $ 938,734

         (Less) current portion due to stockholders (     -      )   (    -    )
                                                      -----------     ----------
         Total long-term debt due to stockholders     $   997,398     $ 938,734
                                                      ===========     =========

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997



NOTE 3 - DUE TO STOCKHOLDERS - CONTINUED

         Maturities of long-term debt due to stockholders for the five years after 1998 are:

                  December 31, 1999       $        -
                  2000                       222,398
                  2001                        75,946
                  2002                        97,162
                  2003                       104,186
                  2004 & AFTER               497,706
                                          ------------
                  TOTAL                  $   997,398
                                           ===========

NOTE 4 - TERM DEBT - NON STOCKHOLDERS

         Term Debt consists of the following:

         Payable to a supplier, secured by selected equipment.
         Monthly payment of $1,275 for 60 months with 36
         months remaining at 15.4% interest rate                 $    36,572

         Payable to a private party, guaranteed by a major
         stockholder. Monthly payment of $1,410 for 24 months
         with 21 months remaining at 1.5% over
         Prime interest rate.                                    $    26,000
                                                                   -----------
         Total Term Debt                                         $    62,572

         (Less) current portion - non stockholders                    (25,974)
                                                                  ------------
         TOTAL LONG-TERM DEBT - NON STOCKHOLDERS                  $    36,598
                                                                   ===========

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997



NOTE 4 - TERM DEBT - NON STOCKHOLDERS - CONTINUED

         Maturities of long-term debt - non stockholders for the five years of 1998 are:

                       1999                          $      25,973
                       2000                                 22,502
                       2001                                 14,097
                       2002                                    -
                       2003                                    -
                       2004 & AFTER                            -
                                                    ------------------
                       TOTAL                         $      62,572
                                                    ==================

NOTE 5 - RELATED PARTY TRANSACTIONS

         As indicated in Note 3 - Notes Payable due to Stockholders, the Company's major stockholders sold the Company their interests in the subsidiaries of the Company. They also have financed a significant portion of the Company's activity and operations. Should these major stockholders withdraw their support to the Company, the Company would most likely not survive. Management indicates the major stockholders intend to continue their support of the Company.

NOTE 6 - CAPITAL STOCK

         Through a private offering memorandum dated March 31, 1997, the Company offered to sell 200,000 units at $.50 per unit. Each unit consists of one share of common stock, and five warrants to purchase five shares of common stock at a price of $.85 per share. The warrants expired December 31, 1998 without any warrants exercised. The units were offered pursuant to Rule 504 of Regulation D promulgated under Section 3 (b) of the Securities Act of 1933, as amended (the "Act").

         The offer and sale of the units has not been registered under the "Act". No units may be resold, assigned or otherwise transferred unless a registration statement under the "Act" is in effect, or the Company has received evidence satisfactory to it that such transfer does not involve a transaction requiring registration under the "Act" and is in compliance with the "Act."

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997



NOTE 7 - COMMITMENTS AND CONTINGENCIES

         As of December 31, 1998, the Company had entered into leases for its premises in Brooklyn and Queens, New York. The lease commitment on Brooklyn is for 10 years to March 25, 2003 with an option to lease 5 additional years at the Company's option. The lease commitment on Queens is for 20 years to May 31, 2014.

         Future minimum rental payments required under these leases for each of the next five years and in the aggregate, after 1998 are as follows:

                               TOTAL             BROOKLYN              QUEENS

         1999              $   244,056       $   119,166           $   124,890
         2000                  255,012           125,127               129,885
         2001                  266,459           131,379               135,080
         2002                  278,384           137,946               140,438
         2003                  181,051            34,902               146,149
         2004-2014           1,953,347                 -             1,953,347
                            -----------       --------------       ------------
         TOTAL             $ 3,178,309       $   548,520           $ 2,629,789
                            ===========       ===========          ============

NOTE 8 - INCOME TAXES

         (Loss) before income taxes at December 31, 1998
         and 1997 consisted of:                       1998             1997
                                                  -------------    -------------
         TOTAL                                   $   (129,340)     $  (155,677)
                                                   ============    ============

         The provision for income taxes at
         December 31, 1998 consisted of:
         Current income taxes

           Federal                               $        -        $     -
           State                                       2,649            1,549
                                                 ---------------   -------------
         TOTAL                                   $     2,649      $     1,549
                                                 ===============   =============

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997


NOTE 8 - INCOME TAXES - CONTINUED

         The provision for income taxes is different from that which would be obtained by applying the statutory Federal income tax rate to income
         (loss) before income taxes. The items causing this difference at December 31, 1998 are:

                                                      1998              1997
                                                 --------------     ------------
         Federal income tax at U.S. lowest
           statutory rate                     $      30,600     $     24,400
         State income taxes, net of
           Federal benefit                            8,600            6,700
         CHANGE IN VALUATION ALLOWANCE              (39,200)         (31,100)
                                                -------------     ------------

         TOTAL                                $         -       $        -
                                                ==============   ==============

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 are:

                                                      1998              1997
                                                -------------      -------------
         Deferred tax assets:

           NET OPERATING LOSS CARRYFORWARD      $     39,200      $   31,100
                                                ------------      --------------
         Total gross deferred tax assets              39,200          31,100

         (LESS) VALUATION ALLOWANCE                 ( 39,200)        (31,100)
                                                ------------      --------------
         Net deferred tax assets                         -               -

         DEFERRED TAX LIABILITIES:                       -               -
                                                 -----------      --------------
         TOTAL GROSS DEFERRED TAX LIABILITIES             -              -
                                                 -----------      --------------
         NET DEFERRED TAX                        $       -         $     -
                                                 ===========      ==============

         The valuation allowance for deferred tax assets as of December 31, 1998 and 1997 are $39,200 and $31,100 respectively. The net change in the total valuation allowance for the year ended December 31, 1998 and 1997 was $8,100 and $29,700 respectively.

         During 1998, the Company made $1,203 in cash payments on income taxes.

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997



NOTE 8 - INCOME TAXES - CONTINUED

         As of December 31, 1998, the Company has available for income tax purposes approximately $204,000 in net operating loss carry forwards which may be used to offset future taxable income. These loss carry forwards begin to expire in fiscal year 2012. Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carry forwards generated prior to the ownership change will be subject to an annual limitation which could eliminate, reduce or defer the utilization of these losses.

NOTE 9 - FINANCIAL CONDITION AND GOING CONCERN

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has sustained substantial operating losses for 1997 and 1998.

         Also, Stockholders' equity (deficit) has worsened from $(58,201) at December 31, 1997 to $(103,267) at December 31, 1998. Management is seeking additional fundings through revenues, borrowings and stock issues. Refer to Note 11 - Subsequent Events (Unaudited) that discusses additional monies raised since December 31, 1998.

         The discontinued operations of Eastside Playrobics, Inc. contributed significantly to the overall losses of the Company, particularly to 1997.

         Major stockholders have forborne any demand of cash payments due them from the Company. One of the major shareholders continues to advance the Company cash as needed and has indicated he will continue doing so, if needed, for at least through 1999.

         Since a major shareholder continues to loan the Company money as needed and plans to continue doing so through 1999 and also because management continues raising money by other avenues, including revenues, management is taking necessary steps to ensure the Company remains a going concern.

                              LEARNER'S WORLD, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1998 & 1997


NOTE 10 - SUBSEQUENT EVENTS (UNAUDITED)

         On February 25, 1999, the Company amended its articles of incorporation. The articles of incorporation, as amended, provide for 20,000,000 shares par $.0001 per share authorized whereas at December 31, 1998 it was 20,000,000 shares no par value authorized. In conjunction with this change, the articles of incorporation, as amended, made a 30 for 1 reverse stock split, effective March 1, 1999.

         As a result, the 4,200,000 shares issued and outstanding at December 31, 1998 is effectively changed to 140,000 shares issued and outstanding at March 1, 1999. The financial statements at December 31, 1998 do not reflect this subsequent event.

         On March 2, 1999, the Company issued its officers and directors a total of 6,000,000 shares of common stock at $.02 per share in exchange for $120,000 in debt.

         On March 3, 1999, the Company issued new stock under a Rule 504 Regulation D offering. The issuance of 3,506,250 shares were issued for $876,563, of which over $400,000 has been received as of September 30, 1999.

                     LEARNER'S WORLD, INC. AND SUBSIDIARIES
                 CONSOLIDATED UNAUDITED CONDENSED BALANCE SHEETS
                    FOR NINE MONTHS ENDING SEPTEMBER 30, 1999

ASSETS

      CURRENT ASSETS

            Cash                                           $           2,468
            Receivables from schools                                  36,708
            Notes Receivable-Shareholders                            486,563
                                                             ---------------
      Total current assets                                           525,739
                                                             ---------------

      Property and equipment - net

            Machinery equipment                                      693,235
            Furniture fixtures                                        96,465
            Leasehold improvements                                   447,161
            Accumulated depreciation - M&E                          (101,226)
            Accumulated depreciation - furniture/fixtures            (31,018)
            Accumulated depreciation - LHI                           (85,689)
                                                             ---------------
      TOTAL PROPERTY AND EQUIPMENT                                 1,018,928

      OTHER ASSETS

            Security deposits                                         52,214
            School licensing                                           2,917

                                                             ---------------
      TOTAL OTHER ASSETS                                              55,131

                                                             ---------------

TOTAL ASSETS                                               $       1,599,798
                                                             ===============
















       See notes to consolidated unaudited condensed financial statements

                     LEARNER'S WORLD, INC. AND SUBSIDIARIES
           CONSOLIDATED UNAUDITED CONDENSED BALANCE SHEETS (CONTINUED)
                    FOR NINE MONTHS ENDING SEPTEMBER 30, 1999



LIABILITIES AND SHAREHOLDERS' EQUITY

      CURRENT LIABILITIES

            Accounts and notes payable                         $        33,587
            Taxes payable                                               64,681
            Current portion of long-term debt non stock                 23,212
                                                                 -------------
      TOTAL CURRENT LIABILITIES                                        121,480
                                                                 -------------

      LONG-TERM LIABILITIES

            Notes payable - Imperial Business                           15,751
            Long-term debt to stockholders                             788,321
                                                                 -------------
      Total long-term debt                                             804,072
                                                                 -------------

      TOTAL LIABILITIES                                                925,552

      MINORITY INTEREST

      Shareholders' equity

            Common stock $.0001 par value; 20,000,000
                shares authorized; 9,646,250 shares
                issued and outstanding                                     965

            Additional paid-in capital                               1,096,597
            Accumulated deficit                                       (424,116)
                                                                 -------------
      Total shareholders' equity                                       674,246
                                                                 -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $     1,599,798
                                                                 =============









              See notes to consolidated unaudited condensed financial statements

                                              LEARNER'S WORLD, INC. AND SUBSIDIARIES
                                     CONSOLIDATED UNAUDITED CONDENSED STATEMENTS OF OPERATIONS


                                                    Three Months Ended                Nine Months Ended
                                                       September 30,                     September 30,
                                                 1999              1998            1999              1998
                                         -----------------  ----------------- ---------------  ---------------

INCOME                                     $     298,007      $   313,316      $    960,435      $   977,547

COST OF SALES                                    132,286          184,822           599,758          578,708
                                          --------------      -----------      ------------     ------------

GROSS PROFIT                                     165,721          128,494           360,677          398,839

GENERAL AND ADMINISTRATIVE
     EXPENSES                                    178,095          114,977           579,726          358,086
                                          --------------      -----------      ------------     ------------

INCOME FROM OPERATIONS BEFORE
     DEPRECIATION AND INTEREST
     EXPENSES                                     (7,674)          13,517          (143,438)          40,753

DEPRECIATION, AMORTIZATION AND
     INTEREST EXPENSES                            (4,900)         (23,994)          (76,411)         (71,984)
                                          --------------      -----------      ------------     ------------

INCOME (LOSS) FROM CONTINUING
     OPERATIONS BEFORE PROVISION FOR
     INCOME TAXES                                (12,574)         (10,477)         (219,849)         (31,231)

PROVISION FOR INCOME TAXES -
     CURRENT                                         200              200               800              800
                                          --------------      -----------      ------------     ------------

NET INCOME (LOSS)                          $     (12,374)     $   (10,677)     $   (219,049)     $   (32,031)
                                          ===============      ============     =============    ============


INCOME (LOSS) PER WEIGHTED-

     AVERAGE SHARE OF COMMON STOCK

     OUTSTANDING
      Net income (loss) per share       $           0.00      $     (0.08)           (0.07)      $    (0.23)
                                          ===============      ===========      =============    =============

      Weighted average number
        of common shares outstanding           6,166,766          140,000         3,186,497         140,000
                                          ===============      ===========      =============    =============


                        See notes to consolidated unaudited financial statements

                                     LEARNER'S WORLD, INC. AND SUBSIDIARIES
                            CONSOLIDATED UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
                               FOR NINE MONTHS ENDING SEPTEMBER 30, 1999 AND 1998


                                                                        Nine Months Ended
                                                                           September 30
                                                                     1999               1998
                                                             -------------------- -----------------
CASH FLOWS FROM OPERATION

     ACTIVITIES
     Net income (Loss)                                       $     (219,049)       $    (32,031)
                                                              -----------------     -------------
     Adjustments to reconcile net income (loss) to
          net cash provided:
          Depreciation                                               63,413              63,413
          Amortization                                                   -                  433
          Abandonment of property and equipment                          -                   -
          (Increase) in accounts and notes receivable                    -              (20,930)
          Decrease in security deposit                                   -                4,155
          (Decrease) in accounts and notes payable                  115,466             (25,201)
          Increase (decrease) in taxes payable                          281              (6,004)
                                                             -----------------     -------------
     Net Adjustment                                                 52,336               15,866
                                                             -----------------     -------------
NET CASH USED IN OPERATING
     ACTIVITIES                                             $   (166,713)               (16,165)
                                                             -----------------     -------------
CASH FLOWS FROM INVESTING
 ACTIVITIES
     Purchase of equipment                                          (6,202)             (21,460)
     Purchase of schooling licensing                                     -               (3,500)
                                                             ----------------     --------------
NET CASH FLOWS (USED) BY
  INVESTING ACTIVITIES                                      $       (6,202)     $       (24,960)
                                                             ----------------      -------------

CASH FLOWS FROM FINANCING
 ACTIVITIES
     Decrease in notes and loans payable -
          non stockholders                                         (23,610)              (6,586)
     Increase in notes and loans payable -
          stockholders                                             (89,078)              37,634
     Proceeds from issuance of capital stock - net of
           receivables                                              390,000                 -
                                                             ----------------       -----------
NET CASH PROVIDED BY FINANCING
 ACTIVITIES                                              $          277,312     $        31,048
                                                            -----------------       -----------
NET INCREASE (DECREASE) IN CASH                                         273             (10,077)

CASH AT BEGINNING OF PERIOD                                           2,195              13,287
                                                            -----------------      ------------
CASH AND CASH EQUIVALENTS AT END
OF PERIOD                                                 $           2,468      $        3,210
                                                            ================       ============

OTHER INFORMATION

          Interest paid in cash                                             -            8,260
                                                            -----------------      -----------


             See notes to consolidated unaudited condensed financial statements

                                               LEARNER'S WORLD, INC. AND SUBSIDIARIES
                                CONSOLIDATED UNAUDITED CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY
                                         FOR NINE MONTHS ENDING SEPTEMBER 30, 1999 AND 1998




                                                Common Stock            Paid-in-capital    Accumulated
                                           Shares          Amount                           (Deficit)         Total

Balance of December 31,1997               4,200,000     $      420    $     100,580     $  (163,201)     $     (62,201)
Adjustment for 1 for 30 reverse split    (4,060,000)          (406)             406               -                  -

Net(Loss) for the year ended
     December 31, 1998                         -                -              -            (41,066)           (41,066)
                                      -------------      ---------      -----------     -----------       ------------

Balance as of December 31, 1998             140,000             14          100,986        (204,267)          (103,267)

Stock issued for debt                     6,000,000            600          119,400                            120,000
Stock issued for cash                     3,456,250            346          863,716                            864,062
Stock issued for services                    50,000              5           12,495                             12,500

Net (Loss) for nine months ended
     September 30, 1998
                                               -                -              -           (219,049)          (219,049)
                                      -------------      ---------      -----------     -----------       ------------
Balance as of September 30, 1998          9,646,250    $       965    $   1,096,597     $  (423,316)     $     674,246









                                              See notes to Financial Statements

                     LEARNER'S WORLD, INC. AND SUBSIDIARIES
              CONSOLIDATED UNAUDITED CONDENSED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

NOTE 1 - BASIS OF PRESENTATION

The interim consolidated financial statements at September 30, 1998 and for the three and nine month periods ended September 30, 1998 are unaudited, but include all adjustments which the Company considers necessary for the fair presentation.

The accompanying unaudited financial statements are for the interim periods and do not include all disclosures normally provided in annual financial statements, and should be read in conjunction with the Company's Form 10-SB for the year ended December 31, 1998. The accompanying unaudited interim financial statements for the three and nine months ended September 30, 1999 are not necessarily indicative of the results which can be expected for the entire year.

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during th reporting period. Actual results could differ from those estimates.

NOTES 2 - COMMITMENTS AND CONTINGENCIES

The Company is exposed to various legal matters encountered in normal course of business. In the opinion of management, the resolution of these mater will not have a material adverse effect on the company's consolidated financial position or results of operations.

NOTE 3 - INCOME TAXES

The Company accounts for income taxes in accordances with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income
Taxes" ("SFAS 109"), which required an asset and liability approach to accounting for income taxes. Under SFAS 109, deferred tax assets or liabilities are computed on the difference between the financial statement and income tax bases and assets and liabilities ("temporary differences") using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Management has net operating loss carryforwards and may or may not be able to realize all the tax benefits from available net operation loss carryforwards and has, therefore, provided a valuation allowance of an equal amount. No income tax expense is reflected in the Statement of Operations for the nine months ended September 30, 1999.

                     LEARNER'S WORLD, INC. AND SUBSIDIARIES
              CONSOLIDATED UNAUDITED CONDENSED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

NOTE 4 - COMMON STOCK

On February 25, 1999, the Company amended it articles of incorporation. The articles of incorporation, as amended, made a 30 for 1 reverse stock split, effective March 1, 1999. This 30 for 1 reverse stock split has been recognized in these financial statements retroactive to December 31, 1997 for comparative purposes.

In March 1999, the Company issued new stock under Rule 504 Regulation D offering. The issuance of 3,506,250 shares were issued for $876,562.50 of which $389,999 has been received as of September 30, 1999. The amount receivable of $486,563 is fully secured by marketable securities.





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                                      F-22

                                    PART III

ITEM 1.           EXHIBITS

(a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 22 of this Form 10-SB under "Item 2. Description of Exhibits."





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                                       20

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 13th day of December 1999.


                                    /s/
                                 ----------------------------
                                 Name: Salvatore Casaccio
                                 Title: Chief Executive Officer




                      [THIS SPACE LEFT INTENTIONALLY BLANK]

ITEM 2.  DESCRIPTION OF EXHIBITS

                                INDEX TO EXHIBITS

EXHIBIT

No.       Page No.                          Description

3(i)        23       Certificate of  Incorporation  of  Learner's  World,  Inc.,
                     a New York corporation, dated June 27, 1996.

3(ii)       26       Certificate of Amendment of the  Articles  of Incorporation
                     of the Company filed on April 11, 1997 effecting the change of the authorized number of shares to 20,000,000, par value to $.0001 and effecting a 39,000-for-1 forward split of the issued shares.

3(iii)      28       Certificate  of Amendment of  the Articles of Incorporation
                     of the Company filed on January 31, 1999 effecting a 1-for-30 reverse split of the issued shares.

3(iv)       30       By-laws of the Company.

MATERIAL CONTRACTS

10(i)        40      Agreement  of  Sale  dated  December  17, 1996, between the
                     Company and Baybridge Playrobics, Inc.

10(ii)       46      Promissory Note dated October 26, 1999, between the Company and  Antonio  Casaccio,  Agrippino  Casaccio  and Salvatore
                     Casaccio, showing the terms of payment for the Agreement of Sale dated December 17, 1996.

10(iii)      48      Benefit Plan for the Company dated November 19, 1999.

10(iv)       53      Leases for building located  at 369 Avenue U, Brooklyn, New
                     York 11223.

10(v)        72      Leases  for  building  located  at  208-32  to 208-46  Bell
                     Boulevard, Bayside, New York  11360.

27           91      Financial Data Schedule "CE"



                                       22